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SECURITIE ... COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66396

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ehrenberg Chesler Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 Broadway, Ste #108
(No. and Street)

San Antonio (City) Texas (State) 78209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Britts & Associates, LLP
(Name – *if individual, state last, first, middle name*)

3201 Cherry Ridge #A104, San Antonio, Texas 78230
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 25 2009
Washington, DC
101

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

lcj 3/24

OATH OR AFFIRMATION

I, Alan Chesler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ehrenberg Chesler Securities, Inc., as of Decemeber 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any propriety interest in any account classified solely as that of a customer, except as follows:

None

SHALON COVARRUBIAS
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Exp. 06-26-2012

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of the filing, see section 240.17a-5(e)(3).*

EHRENBERG CHESLER SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2008

Britts & Associates, LLP
(A Registered Limited Liability Partnership)
Certified Public Accountants
San Antonio, Texas

EHRENBERG CHESLER SECURITIES, INC.

TABLE OF CONTENTS

Britts & Associates L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
A Registered Limited Liability Partnership

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ehrenberg Chesler Securities, Inc.
San Antonio, Texas

We have audited the accompanying balance sheet of Ehrenberg Chesler Securities, Inc. (ECS) (a Texas corporation) as of December 31, 2008, and the related statements of earnings, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that the Company is filing pursuant to rule 17a-5, Reports to Be Made by Certain Brokers and Dealers, under the Securities and Exchange Commission Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ehrenberg Chesler Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information, as listed in the Table of Contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements; however, it is supplemental information required pursuant to rules 17a-5 and 15c3-1 under the Security and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Britts & Associates LLP

January 21, 2009

3201 Cherry Ridge, Suite A104
San Antonio, Texas 78230
(210)735-9101 Fax (210)735-9104

Ehrenberg Chesler Securities, Inc.
BALANCE SHEET
December 31, 2008

ASSETS

CURRENT ASSETS:		
Cash in bank (including interest bearing accounts)	$	52,857
Accounts receivable - trade		19,115
Federal income tax receivable		13,525
Total current assets		85,497
PROPERTY AND EQUIPMENT:		
Furniture and fixtures		5,904
Less accumulated depreciation		(3,221)
		2,683
	$	88,180

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	17,159
Total current liabilities		17,159
NON-CURRENT LIABILITIES:		
Federal income taxes payable:		
Deferred		500
Total non-current liabilities		500
STOCKHOLDERS' EQUITY:		
Common stock, $1 par; 100,000,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid in capital		11,100
Retained earnings		58,421
Total stockholders' equity		70,521
	$	88,180

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
STATEMENT OF EARNINGS
For the year ended December 31, 2008

Revenue	$	59,038
Operating expenses		50,195
Earnings (loss) from operations		8,843
Other income:		
Interest income		704
Earnings (loss) before income taxes		9,547
Income tax		
Current tax expense		
Federal		1,151
State		-
Deferred tax (benefit)		(2,170)
		(1,019)
NET INCOME	$	10,566

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2008

	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Total
Balance - December 31, 2007	1,000	$ 1,000	$11,100	$ 47,855	$ 59,955
Net earnings (loss)	-	-	-	10,566	10,566
Balance - December 31, 2008	1,000	$ 1,000	$11,100	$ 58,421	$ 70,521

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the year ended December 31, 2008

Balance at December 31, 2007	$ -
Current year changes:	
Increases	-
Decreases	-
Net change for the year	-
Balance at December 31, 2008	**$ -**

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Earnings	$	10,566
Adjustments to reconcile net earnings		
to net cash provided by operating activities:		
Depreciation expense		911
(Increase) decrease in:		
Accounts receivable		(3,115)
Prepaid expenses		-
Increase (decrease) in:		
Accounts payable		(76,766)
Provision for federal taxes		(15,907)
Total adjustments		(94,877)
NET CASH PROVIDED BY OPERATING ACTIVITIES		(84,311)
Cash - beginning		137,168
Cash - ending	**$**	**52,857**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:		
Federal income taxes	$	14,882

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
Notes to the Financial Statements
December 31, 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Ehrenberg Chesler Securities, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

Ehrenberg Chesler Securities, Inc. (the Company) is a Broker/Dealer, as defined by the financial Industry Regulatory Authority (FINRA). Pursuant to its registration with the FINRA, the Company focuses on three types of business: 1) the sale of direct participation programs in primary distributions; 2) private placements of securities; and 3) other securities business comprised mainly of merger and acquisition advisory services.

Revenue Recognition

The Company requires a non-refundable retainer upon engaging a client. A fee equal to an agreed-upon percentage of the gross proceeds is due to the Company when the client accepts the investor subscription. The terms of an engagement grant the Company the exclusive right to act on behalf of the client for a period ranging from 90 to 120 days from the date the engagement letter is executed.

Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is recorded.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments, with original maturities of three months or less when purchased, to be cash equivalents.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising

The company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2008 was $360.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of federal and state income taxes currently due plus deferred income taxes. Deferred income taxes are the result of the use of the cash basis of accounting for income tax purposes, as opposed to the accrual basis of accounting for financial statement purposes.

Depreciation

Property and equipment are stated at cost. The estimated useful life of equipment and furniture ranges from 5-7 years.

Depreciation is computed using the straight-line method over the estimated useful life for financial reporting purposes.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

NOTE B – CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, exceed federally insured limits.

The Company does not require collateral from its customers.

NOTE C – DEFERRED INCOME TAXES

The Company uses accounting methods that recognize depreciation sooner for financial statement reporting than for income tax reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions for tax purposes. Also, for income tax reporting, the company reports its revenue and expenses on the cash basis of accounting. As a result, net income for financial reporting differs from tax by the net differences between trade accounts receivables and trade payables. Deferred income taxes have been recorded for these timing differences.

The provision (benefit) for income taxes consists of the following components:

	2008
Current	$ 1,151
Deferred	(2,170)
	$(1,019)

NOTE D – RELATED PARTIES

The Company pays its parent company a fee for indirect overhead expenses such as long distance telephone charges, copying charges and office supplies based on the gross income received by the Company for services provided to it clients. The amount expensed in 2008 to related parties was $2,077.

Further, the Company pays commissions to registered representatives who are affiliated with the Company. The amount paid varies by assignment. The amount expensed in 2008 was $19,896.

The Company pays an affiliate for professional services. The amount expensed in 2008 was $2,502.

Ehrenberg Chesler Securities, Inc.
Notes to the Financial Statements
December 31, 2008

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. The Company's ratio of aggregate indebtedness to net capital was .24 to 1. At December 31, 2008, the Company had net capital of $70,521, which was $65,521 in excess of its required net capital of $5,000.

NOTE F – AVAILABILITY OF ANNUAL AUDIT REPORT

Pursuant to rule 17a-5 of the SEC, the Company's statement of financial condition as of December 31, 2008, is available for examination at the office of the Company in San Antonio, Texas and the SEC in Ft. Worth, Texas.

SUPPLEMENTAL INFORMATION

Ehrenberg Chesler Securities, Inc.
SCHEDULE OF OPERATING EXPENSES
For the year ended December 31, 2008

Advertising	$	360
Bank charges		150
Broker commissions		19,896
Continuing education		600
Commissions and consulting		2,077
Depreciation		911
Insurance		2,477
Office expense		2,319
Postage and delivery		42
Printing and reproduction		2,369
Professional fees		13,811
Registration fees		4,544
Travel		639
	$	50,195

See Accountants' Report.

Ehrenberg Chesler Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2008

Total stockholder's equity for net capital	$ 70,521
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	70,521
Deductions and/or charges:	
Non-allowable assets	-
Total deductions and/or charges	-
NET CAPITAL	$ 70,521
Aggregate indebtedness:	
Accrued expenses	17,159
Total aggregate indebtedness	$ 17,159
Computation of basic net capital requirement:	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 65,521
Ratio of aggregate indebtedness to net capital	0.24 to 1

Ehrenberg Chesler Securities, Inc.
Reconciliation of Net Capital Per Computation on Audited Supplemental Information to Amount Reported On Form X-17A-5
December 31, 2008

Net capital reported on form X-17A-5	$	70,521
Adjustments		-
Net capital reported on audited supplemental information	$	70,521

No material differences exist between Audited Net Capital and amounts reported on form X-17A-5.

OTHER REPORTS

Britts & Associates L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
A Registered Limited Liability Partnership

To the Board of Directors
Ehrenberg Chesler Securities, Inc.
San Antonio, Texas

In planning and performing our audit of the financial statements and supplemental information of Ehrenberg Chesler Securities, Inc. for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered Ehrenberg Chesler Securities, Inc.'s internal control over financial reporting to include control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that, there is more than a remote likelihood that a misstatement of the entity's financial statements, that is more than inconsequential, will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination thereof, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we identified the following deficiencies in internal control that we did not consider to be a material weakness.

> The source of information is not adequate to document the system of internal control.

3201 Cherry Ridge, Suite A104
San Antonio, Texas 78230
(210)735-9101 Fax (210)735-9104

Management of the Company does not have the proficiency to prepare the financial statements in accordance with generally accepted accounting principles.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17A-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 22, 2008

3201 Cherry Ridge, Suite A104
San Antonio, Texas 78230
(210)735-9101 Fax (210)735-9104